FUSION CONNECT, INC.

CERTIFICATE OF
DESIGNATION OF PREFERENCES,
RIGHTS AND LIMITATIONS
OF
SERIES D CUMULATIVE PREFERRED STOCK

Pursuant to Section 151 of the Delaware General Corporation Law and Article IV of the Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) of Fusion Connect, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), the Corporation hereby certifies that the following resolution was duly adopted by the board of directors of the Corporation (the “Board”) effective as of May 4, 2018, pursuant to the authority conferred upon the Board by the Certificate of Incorporation, which authorizes the issuance of up to 10,000,000 shares of preferred stock, par value $0.01 per share:

RESOLVED, that the designation of 100,000 shares of a new series of preferred stock of the Corporation, designated as the Series D Cumulative Preferred Stock, out of the authorized and unissued shares of preferred stock, par value $0.01 per share, of the Corporation, with the rights and preferences set forth herein, be, and hereby is, approved:

I.
Designation and Amount

Of the 10,000,000 shares of preferred stock authorized pursuant to Article IV of the Certificate of Incorporation, 100,000 are hereby designated as Series D Cumulative Preferred Stock, par value $0.01 per share (the “Series D Preferred Stock”). Each share of Series D Preferred Stock shall have a stated value of $1,000 per share (the “Stated Value”). Subject to Article IV, such number of shares may be increased or decreased by resolution of the Board and by the filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware stating that such reduction or increase has been so authorized; provided, however, that no decrease will reduce the number of shares of Series D Preferred Stock to a number less than the number of shares then outstanding, plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series D Preferred Stock.

II.
Dividends

Dividends on each share of Series D Preferred Stock shall accrue on a monthly basis at the rate of 12% per annum of the sum of the Stated Value plus all accumulated and unpaid dividends thereon from and including the date of issuance of such share to and including the date on which the Stated Value of such share (plus all accrued and unpaid dividends thereon) is paid to the holder thereof in connection with a Liquidation Event (as defined herein) or the redemption of such share by the Corporation. Such dividends shall accrue whether or not they have been declared and whether or not there are profits, surplus or other funds of the Corporation legally available for the payment of dividends. All accrued and unpaid dividends on each share of Series D Preferred Stock shall be paid, at the option of the Corporation, in cash or in kind with shares of Series D Preferred Stock on the last business day of each calendar month; provided that dividends may only be paid in cash after all obligations of the Corporation and its subsidiaries under each of the New Credit Facilities (excluding contingent obligations as to which no claim has been made) have been paid in full in cash, all commitments to extend credit thereunder have been terminated and no letter of credit shall be outstanding thereunder. For purposes of dividends paid in kind, (i) the number of shares of Series D Preferred Stock payable in respect thereof shall be determined using a per share price of $1,000 (adjusted appropriately for stock splits, stock dividends, recapitalizations, consolidations, mergers and the like with respect to the Series D Preferred Stock) and (ii) in lieu of a fractional share of Series D Preferred Stock as a dividend, the Corporation shall issue a whole share of Series D Preferred Stock (rounded up to the nearest whole share).

III.
Liquidation

(a) Upon any liquidation, dissolution or winding up of the Corporation (whether voluntary or involuntary) (a “Liquidation Event”), each holder of Series D Preferred Stock shall be entitled to be paid, before any distribution or payment is made upon any shares of Common Stock or other Junior Stock, an amount in cash equal to the aggregate Stated Value of all shares of Series D Preferred Stock held by such holder (plus all accrued and unpaid dividends thereon), and the holders of Series D Preferred Stock shall thereafter not be entitled to any further payment. If upon any such liquidation, dissolution or winding up of the Corporation, the Corporation’s assets to be distributed among the holders of the Series D Preferred Stock are insufficient to permit payment to such holders of the aggregate amount that they are entitled to be paid under this Article III, then the assets available to be distributed to the holders of Series D Preferred Stock shall be distributed pro rata among such holders based upon the aggregate Stated Value (plus all accrued and unpaid dividends) of the Series D Preferred Stock held by each such holder.

(b) For purposes of this Article III, a “Liquidation Event” shall be deemed to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock transaction, reorganization, merger or consolidation) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); and (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation.

IV.
Redemptions

(a) The Corporation may at any time and from time to time, on a pro rata basis, but only after the payment in full in cash of the Deferred Fees, redeem all or any portion of the shares of Series D Preferred Stock then outstanding. Upon any such redemption, the Corporation shall pay a price per share equal to the Stated Value thereof (plus all accrued and unpaid dividends thereon). Such redemption shall take place on a date fixed by the Corporation.

(b) At any time after the date that the first share of Series D Preferred Stock is issued and at such time as any share of Series D Preferred Stock is issued and outstanding, but only after the payment in full in cash of the Deferred Fees, upon the sale by the Corporation of any of its equity securities for cash, the Corporation shall use the net cash proceeds of such sale to redeem all the shares of Series D Preferred Stock then issued and outstanding or, if such proceeds are less than the amount required to redeem all such issued and outstanding shares of Series D Preferred Stock, the maximum amount of shares of Series D Preferred Stock that can be redeemed using such proceeds, in each case, at a price per share equal to the Stated Value thereof (plus all accrued and unpaid dividends thereon).

(c) The Corporation shall provide written notice of each redemption of shares of Series D Preferred Stock to each record holder thereof not more than 30 nor less than five days prior to the date on which such redemption is to be made.

(d) If less than all the shares of Series D Preferred Stock are to be redeemed, the number of shares of Series D Preferred Stock to be redeemed from each holder thereof shall be the number of shares determined by multiplying the total number of shares of Series D Preferred Stock to be redeemed by a fraction, the numerator of which shall be the total number of shares of Series D Preferred Stock then held by such holder and the denominator of which shall be the total number of shares of Series D Preferred Stock then outstanding.

V.
Voting Rights

Except as otherwise provided by law or under Article VI hereof, holders of shares of Series D Preferred Stock will have no voting rights.

VI.
Certain Restrictions

(a) Whenever dividends payable on the Series D Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends, whether or not declared, on shares of Series D Preferred Stock outstanding have been paid in full, the Corporation will not, without the written consent of holders of a majority of the then issued and outstanding shares of Series D Preferred Stock:

(i) declare or pay dividends, or make any other distributions, on any shares of Junior Stock (either as to dividends or upon a Liquidation Event);

(ii) declare or pay dividends, or make any other distributions, on any shares of stock of the Corporation ranking pari passu (either as to dividends or upon a Liquidation Event) with the shares of Series D Preferred Stock;

(iii) redeem, purchase or otherwise acquire for consideration shares of any Junior Stock; or

(iv) redeem, purchase or otherwise acquire for consideration any shares of stock of the Corporation ranking pari passu with the shares of Series D Preferred Stock.

(b) The Corporation will not, without the prior written consent of holders of a majority of the then issued and outstanding shares of Series D Preferred Stock:

(i) amend, alter or repeal the rights, preferences or privileges of the Series D Preferred Stock (including by way of amendment of the Certificate of Incorporation or this Certificate of Designation, including in connection with a merger);

(ii) increase or decrease the authorized number of shares of the Series D Preferred Stock;

(iii) authorize, create (by reclassification or otherwise) or issue shares of any class or series of equity securities of the Corporation that is senior or pari passu to the Series D Preferred Stock;

(iv) take any action that results in the redemption of any shares of Common Stock or other equity securities of the Corporation, other than the outstanding shares of Series D Preferred Stock;

(v) issue additional shares of Series D Preferred Stock (except in respect of in kind dividends or distributions pursuant to this Certificate of Designation);

(vi) authorize, enter into an agreement with respect to, or effect any Liquidation Event that does not result in the redemption in full of the Series D Preferred Stock pursuant to the terms of this Certificate of Designation;

(vii) amend or waive any provision of the Certificate of Incorporation, the bylaws of the Corporation or this Certificate of Designation in a manner that is adverse in any respect to the holders of the Series D Preferred Stock; or

(viii) enter into any commitment to do any of the foregoing.

VII.
Reacquired Shares

Any shares of Series D Preferred Stock redeemed or otherwise acquired by the Corporation in any manner whatsoever will be retired and canceled promptly after the acquisition thereof. All such shares will upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of preferred stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other preferred stock Certificate of Designation creating a series of preferred stock or any similar stock or as otherwise required by law.

VIII.
Rank

The Series D Preferred Stock ranks, with respect to the payment of dividends and the distribution of assets, junior to all other series of the Corporation’s preferred stock existing on the date that the first share of Series D Preferred Stock is issued.

IX.
Definitions

For purposes hereof, the following terms will have the following meanings:

“Deferred Fees” means $4.0 million in aggregate of fees that are (i) owed by the Corporation to Goldman Sachs Lending Partners LLC in connection with the New Credit Facilities and/or (ii) owed by BCHI to Moelis & Company in connection with financial advisory services provided by it to BCHI in connection with the Merger Agreement.

“Junior Stock” shall mean the Common Stock and any other class or series of stock of the Corporation ranking junior to the Series D Preferred Stock in respect of the right to receive dividends and distributions or in respect of the right to receive assets upon the liquidation, dissolution or winding up of the Corporation.

“Merger Agreement” shall mean the Agreement and Plan of Merger, dated August 26, 2017, as amended, by and among the Corporation, Fusion BCHI Acquisition LLC, a wholly-owned subsidiary of the Corporation (“BCHI”), and Birch Communications Holdings, Inc.

“New Credit Facilities” shall mean the First Lien Credit and Guaranty Agreement and the Second Lien Credit and Guaranty Agreement, each dated as of the date hereof, among the Corporation, as borrower, certain subsidiaries of the Corporation party thereto, as guarantor subsidiaries, the lenders party thereto and Wilmington Trust, National Association, as administrative agent and collateral agent.

“Senior Stock” shall mean any class or series of stock of the Corporation issued after the date on which the first share of Series D Preferred Stock is issued ranking senior to the Series D Preferred Stock in respect of the right to receive dividends and distributions and in respect of the right to receive assets upon the liquidation, dissolution or winding up of the affairs of the Corporation.

X.
Effective Time

This Certificate of Designation shall be effective on May 4, 2018 at 3:00 p.m., Eastern Time.

[Signature Page Follows]

IN WITNESS WHEREOF, this Certificate of Designation is executed on behalf of the Corporation by its Executive Vice President and General Counsel this 4th day of May 2018.

FUSION CONNECT, INC. By: /s/ James P. Prenetta, Jr. Name: James P. Prenetta, Jr. Title: Executive Vice President and General Counsel